FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of December, 2001

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X       Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Delhaize Group”) issued the attached press release on December 16, 2001, to make available its pro forma 2000 fourth quarter income statement.

     The attached Delhaize America, Inc. (“Delhaize America”) Consolidated Statements of Income for the 13 weeks and 39 weeks ended September 29, 2001, which were previously filed by Delhaize Group in a Form 6-K dated October 26, 2001, are revised to include corrected Delhaize America pro forma results for the 13 weeks ended and 39 weeks ended September 30, 2000. This change is to properly reflect the Delhaize America quarterly fiscal calendar which changed in 2001 to four equal 13-week quarters as compared to three twelve-week quarters and one 16-week quarter used in 2000. All other financial information contained in the attached schedules remains unchanged from that filed on the Form 6-K dated October 26, 2001.

December 16, 2001	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0) 2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0) 2 412 83 21
	Amy Shue (U.S. investors):	+1(704) 633 8250, ext. 2529
	Ruth Kinzey (U.S. media):	+1(704) 633 8250, ext. 2118

PRO FORMA 2000 FOURTH QUARTER INCOME STATEMENT NOW AVAILABLE

BRUSSELS, Belgium, December 16, 2001 – Delhaize Group (Euronext Brussels: DELB; NYSE: DEG), the Belgian international food retailer, will file on Monday December 17, 2001 a Form 6K with the Securities and Exchange Commission with pro forma financial information on the Group for the fourth quarter of fiscal 2000 and revised pro forma financial information for the third quarter of fiscal 2000 for Delhaize America, its U.S. subsidiary, to reflect the change in its quarterly financial reporting calendar.

As of January 1, 2001, Delhaize America began reporting four thirteen-week quarters as compared to three twelve-week quarters and one sixteen-week quarter used in 2000 in order to conform to the quarterly presentation used by Delhaize Group. Due to this change in the quarterly financial reporting calendar for Delhaize America and the acquisition of Hannaford Bros., Co. in 2000, Delhaize Group has indicated below pro forma financial information for the fourth quarter of 2000 as if these changes occurred on January 1, 2000 to assist investors in reviewing Company financial trends.

The change in pro forma presentation for Delhaize America has no impact on the actual reported results of Delhaize America and the existing financial guidance on the U.S. operations for 2001 has not changed. Sales of Delhaize America are expected to grow in 2001 approximately 17-18%, with comparable store sales growth to be 1.5-2.0%. In 2001, earnings before interest, taxes, depreciation and amortization (EBITDA) of Delhaize America are expected to increase between 25 and 30%.

Delhaize Group confirms all the reported quarterly and year-to-date actual and pro forma numbers of Delhaize Group and Delhaize America, including Hannaford Bros., in 2000 and 2001 as given in the third quarter 2001 press release of Delhaize Group, published on October 26, 2001.

Consolidated Pro Forma Statements of Income Delhaize Group
For the 13 Weeks ended December 31, 2000

(in millions of EUR)	Pro forma 4Q 2000	Actual 4Q 2000

Sales	5,372.1	6,223.8

EBITDA (FIFO)	406.6	463.5
EBITDA margin	7.6%	7.5%
Depreciation	(139.8)	(164.7)
Amortization of goodwill and intangibles	(26.7)	(32.2)
Store closings in the normal course of business	(0.6)	(0.6)

Operating result (EBIT)	239.5	266.0
EBIT margin	4.5%	4.3%
Financial income / (expense)	(102.9)	(126.0)

Earnings before income taxes and exceptional items	136.6	140.0
Exceptional income / (expense)	9.4	3.5

Earnings before income taxes	146.0	143.5
Income taxes	(42.4)	(48.9)

Net earnings from consolidated companies	103.6	94.6
Minority interests (1)	(32.4)	(27.9)

Reported earnings	71.2	66.7
Cash earnings	60.6	59.5

Reported EPS (in EUR)	1.37	1.28
Cash EPS (in EUR)	1.16	1.14

Weighted average number of shares outstanding	52,031,725	52,031,725
Number of shares outstanding at the end of the 4th quarter	52,031,725	52,031,725

(1)	In the fourth quarter of 2000, the average ownership interest of Delhaize Group in Delhaize America was 45.76%.

Consolidated Pro Forma Statements of Income Delhaize America, Inc.
For the 13 and 39 Weeks ended Sept 29, 2000 (1)

(in thousands of USD)	Pro forma 13 Weeks	Pro forma 39 Weeks
	Sept 30, 2000	Sept 30, 2000

Net sales and other revenues	3,645,114	10,623,118
Cost of goods sold	(2,771,101)	(8,020,517)
Selling and administrative expenses	(750,662)	(2,164,422)
Asset impairment provision	(26,961)	(26,961)
Store closing provision	(34,237)	(42,734)
Merger expense	(24,127)	(29,461)

Operating income	38,026	339,023
Interest expense	(84,831)	(250,135)

Income before income taxes	(46,805)	88,888
Provision for income taxes	(6,478)	(57,801)

Net income	(40,327)	31,087

EBITDA (FIFO) (2)	247,140	809,809

(1)	Pro forma consolidated statements of income for the thirteen and thirty-nine week periods ended Sept 30, 2000 are presented to reflect the impact of the calendar change to a thirteen-week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

(2)	EBITDA is defined by our Company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA might differ from similarly titled measures for other companies.

DELHAIZE GROUP

Delhaize Group is a food retailer headquartered in Belgium, and listed on Euronext Brussels and the New York Stock Exchange. At the end of the third quarter of 2001, Delhaize Group’s sales network consisted of 2,446 stores in ten countries on three continents. In 2001, Delhaize Group will post more than EUR 20 billion in sales. Delhaize Group employs approximately 150,000 people.

*****

This press release is available in English, French and Dutch. For more information, visit the Delhaize Group website at www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

For the 13 and 12 Weeks ended Sept 29, 2001 and Sept 9, 2000
(Dollars in thousands)

		Pro forma
	13 Weeks	13 Weeks	12 Weeks
	Sep 29,2001	Sep 30,2000	Sep 9,2000
	(A)	(B)	(C)	A%	B%	C%

Net sales and other revenues	$3,822,390	$3,645,114	$3,053,999	100.00	100.00	100.00
Cost of goods sold	2,851,378	2,771,101	2,326,531	74.60	76.02	76.18
Selling and administrative expenses	789,957	750,662	609,895	20.66	20.59	19.97
Asset impairment provision	—	26,961	26,961	0.00	0.74	0.88
Store closing provision	1,750	34,237	37,875	0.05	0.94	1.24
Merger expense	—	24,127	10,919	0.00	0.66	0.36

Operating income	179,305	38,026	41,818	4.69	1.05	1.37
Interest expense	87,901	84,831	54,623	2.30	2.33	1.79

Income before income taxes	91,404	(46,805)	(12,805)	2.39	(1.28)	(0.42)
Provision for income taxes	45,508	(6,478)	(2,167)	1.19	(0.17)	(0.07)

Net income	$45,896	$(40,327)	$(10,638)	1.20	(1.11)	(0.35)

EBITDA (FIFO)	$317,919	$247,140	$208,750	8.32	6.78	6.84

Note: Pro forma consolidated statements of income for the thirteen and thirty-nine week periods ended Sept 30, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA may differ from similarly titled measures for other companies.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

For the 39 and 36 Weeks ended Sept 29, 2001 and Sept 9, 2000
(Dollars in thousands)

		Pro forma
	39 Weeks	39 Weeks	36 Weeks
	Sep 29,2001	Sep 30,2000	Sep 9,2000

	(D)	(E)	(F)	D%	E%	F%

Net sales and other revenues	$11,152,237	$10,623,118	$8,185,224	100.00	100.00	100.00
Cost of goods sold	8,331,984	8,020,517	6,191,262	74.71	75.50	75.64
Selling and administrative expenses	2,303,564	2,164,422	1,609,009	20.65	20.38	19.66
Asset impairment provision	—	26,961	26,961	0.00	0.25	0.33
Store closing provision	5,250	42,734	45,872	0.05	0.40	0.56
Merger expense	39,713	29,461	13,864	0.36	0.28	0.17

Operating income	471,726	339,023	298,256	4.23	3.19	3.64
Interest expense	259,900	250,135	109,996	2.33	2.35	1.34

Income before income taxes	211,826	88,888	188,260	1.90	0.84	2.30
Provision for income taxes	102,337	57,801	74,241	0.92	0.55	0.91

Net income	$109,489	$31,087	$114,019	0.98	0.29	1.39

EBITDA (FIFO)	$909,434	$809,809	$610,331	8.15	7.62	7.46

Note: Pro forma consolidated statements of income for the thirteen and thirty-nine week periods ended Sept 30, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA may differ from similarly titled measures for other companies.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date:	December 17, 2001	By:	/s/ Michael R. Waller Name: Michael R. Waller Title: Senior Vice President